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                                                                      EXHIBIT 12

                       WILLIAMS COMMUNICATIONS GROUP, INC.

               COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                      PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                         -------------------------------
                                                              2000            1999
                                                         --------------   --------------
                                                                 (IN THOUSANDS)
Earnings:
   Loss before income taxes and cumulative effect of
     change in accounting principle                       $   (152,000)  $   (248,694)
   Add:
     Interest expense-- net                                    148,205         42,883
     Rental expense representative of interest factor          118,363         51,188
Minority interest in loss of consolidated subsidiaries
                                                               (34,979)       (19,208)
     Equity losses                                               9,748         28,147
                                                          ------------   ------------
        Total earnings (loss) as adjusted plus fixed
           charges                                        $     89,337   $   (145,684)
                                                          ============   ============
Fixed charges and combined fixed charges and preferred
   stock dividend requirements:
     Interest expense-- net                               $    148,205   $     42,883
     Capitalized interest                                      116,172         15,751
     Rental expense representative of interest factor          118,363         51,188
                                                          ------------   ------------
        Total fixed charges                                    382,740        109,822

     Preferred stock dividends and amortization of
         preferred stock issuance costs                            540             --
                                                          ------------   ------------
     Combined fixed charges and preferred stock dividend
         requirements                                     $    383,280   $    109,822
                                                          ============   ============

Ratio of earnings to fixed charges                                 (a)            (a)
                                                          ============   ============

Ratio of earnings to combined fixed charges and
   preferred stock dividend requirements                           (b)            (b)
                                                          ============   ============

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(a)      Earnings were inadequate to cover fixed charges by $293,403,000 and
         $255,506,000 for the nine months ended September 30, 2000 and 1999, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $293,943,000 and $255,506,000 for the nine months ended September 30, 2000 and 1999, respectively.